February 17, 2010

Bruce Dugan, Chief Executive Officer
Inicia Incorporated
360 East 55th Street, Suite 13G
New York, N. Y. 10022

   RE: Inicia Incorporated
       Amendment No. 10 to Form 1-A
       Filed January 21, 2010
       File No. 24-10228

Dear Mr. Dugan:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment one in your letter dated January 19, 2010 and the references to exhibits 15g and 15h in the exhibit index. However, we are not able to locate the attachments themselves. In the amendment to be filed, please ensure that these exhibits are filed as required. We may have further comment upon reviewing the exhibits.

Part II - Offering Circular

Dilution, page 13

2. We note that you have determined purchasers of shares will experience dilution of
    $(0.0009) in net tangible book value per share. Based on the initial public offering
    price per share of $0.01, less the pro forma net tangible book value per share after
    the offering of $0.00, it appears the dilution per share to purchasers would be
    $0.01. Please advise or revise.

Financial Statements
General

3. We reviewed your response to our prior comment 11, noting that you recorded a
    subscription receivable for outstanding ELGN shares upon the entity's emergence
    from bankruptcy. Based on your response, it appears this amount should have
    been recorded in additional paid-in capital as there was no commitment from the
    shareholders of ELGN to pay for such shares at the date of issuance. Please
    advise or revise.

4. We reviewed your response to our prior comment 11, noting that several items
    were reclassified from capital contributions to notes payable. Please revise to
    disclose the terms and conditions (i.e. maturity date, etc.) related to each note
    payable.

Statements of Cash Flows, page 52

5. Please revise to provide a statement of cash flows for the interim period ended
    September 30, 2009. The current information provided appears to be for the
    interim period ended June 30, 2009.

6. We note you presented common stock and additional paid-in capital as investing
    activities. If you issued shares during any period presented and received cash
    proceeds, this activity would generally be presented as a cash flow from financing
    activity. Please revise. Refer to FASB ASC 230-10-45 for guidance regarding
    the classification of cash flows.

7. In connection with the comment above, we note you converted $60,000 in debt to 20 million shares of common stock. Please revise to present this and any other similar transactions as non-cash investing and financing transaction on your statements of cash flows in accordance with FASB ASC 230-10-50-4.

Notes to the Financial Statements
12) Impact of Recently Issued Accounting Standards, page 56

8. Please be advised that the FASB Accounting Standards Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Note 17. Corporate Shell Asset and Note Payable, page 60

9. We note in July 2009, in conjunction with a $100,000 invoice received from Keystone and New Century, you recorded a Corporate Shell Asset of $60,000 and a consulting services expenses of $40,000. We also note that simultaneously the preferred shares held by Keystone and New Century were rescinded. Based on the timing and nature of the transaction, it appears the $60,000 in consideration was paid to redeem the preferred shares. Please provide us with a response to the following questions:

 • Clarify the facts and circumstances surrounding the rescission of the preferred shares (i.e. purpose, consideration, etc.)
 • Cite the authoritative literature you relied upon to record this corporate asset
 • Discuss the impact of ELGN's recapitalization transaction with Inicia on this asset if you continue to believe recording such asset is appropriate.

Part III – Exhibits, page 65
Exhibit 15(d) Board Resolution to Rescind Preferred Shares Dated June 5, 2009

10. We reviewed your response to our prior comment 13. We are unable to locate Exhibit 15(d) as indicated in your response, as it did not appear to be included with the filing of your amended Offering Statement. As a result, the comment will be reissued. Please amend your Offering Statement to provide the Board authorization that includes the signature of the preferred shareholders (i.e. Exhibit 15(d)).

11. We note the references to related party loan agreements described in Note 7 on page 55. Please file these agreements as exhibits to the Form 1-A or tell us why it is not necessary to do so.

Closing Comments

    As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    Please contact Blaise Rhodes, accountant, at (202) 551-3774 or Brian Bhandari, accounting reviewer, at (202) 551-3390 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536 with any other questions.

    Sincerely,

    John Reynolds
    Assistant Director

cc: via fax to M. David Sayid
        (212) 247-7535